EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE


  For the Three Months Ended       September 29, 1995    September 30, 1994
                               Primary   Fully Diluted  Primary   Fully Diluted

Weighted average shares
  outstanding:
  Common shares               2,109,345    2,109,345     2,090,583     2,090,583
  Dilutive shares
    available under
    stock options                14,716       16,607         8,536         8,565

Weighted average common
  shares and common
  stock equivalents
  outstanding                 2,124,061    2,125,95      2,099,119     2,099,148

Net earnings applicable
  to common shares           $1,220,501    $1,220,50      $589,463      $589,463

Earnings per share                $0.57         $0.57        $0.28         $0.28